SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The Wendy’s Company

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(1) promulgated under the Securities Exchange Act of 1934:

____________________________________________________________________________________________________________________________________________________________________________________________

Association of BellTel Retirees Inc.
Post Office Box 33
Cold Spring Harbor, New York 11724

Phone: (631) 367-3067
Fax: (631) 367-1190
Hotline: 1-800-261-9222

Web Site: www.belltelretirees.org
E-mail: association@belltelretirees.org

**Senior Staff Manager**
Stef Baker
(631) 367-3067

**BOARD OF DIRECTORS**

**Officers**
Thomas M. Steed
Chairman of the Board
(845) 457-9848

Robert G. Gaglione
Chief Financial Officer
(516) 676-0937

Una Kelly
Treasurer
(516) 729-5787

Timothy McManus
Asst. Treasurer
(914) 523-5523

Pamela M. Harrison
Secretary
(845) 225-6497

**Directors**
Frank J. Bruzek
(215) 280-0772

Thomas P. Butler
(646) 213-1802

Donald R. Kaufmann
(717) 398-2423

**Board Member Emeritus**
Louis Miano

**Board Member Emeritus**
Robert A. Rehm

**Board Member Emeritus**
C. William Jones

**Board Member Emeritus**
Eileen T. Lawrence

April 2023

## THIS LETTER IS INTENDED FOR VERIZON SHAREOWNERS ONLY

If you do not own Verizon stock, please pass this on to anyone you who does. Association Chairman Thomas Steed introduced the Compensation Clawback proposal (Item 7) and the Association introduced the Executive Severance proposal (Item 8) described below. If you do not receive your Verizon proxy statement by April 10th, contact your broker or call Computershare Trust Company at 1-800-631-2355.

***Proxy votes must be cast by May 11 (by mail, phone, online or in person) except if you hold shares in a current or former Verizon savings plan, your vote must be received before the close of business on May 8. See Proxy page 77.***

## DEAR FELLOW ASSOCIATION MEMBER:

**We urge you to vote FOR Item 7 and FOR Item 8** on Verizon's proxy card for the upcoming Annual Meeting, scheduled to be held May 11th in Salt Lake City, Utah.

### Item 8: Vote FOR Shareholder Approval of Executive Severance Packages

We believe that requiring shareholder approval of "golden parachute" severance packages with a total cost greater than 2.99 times an executive's base salary plus target bonus is a prudent policy that will better align compensation with shareholder interests.

Verizon's 2023 Proxy discloses (page 54) that if CEO Hans Vestberg is terminated without cause within 12 months after a change in control (or due to death or disability), he could receive an estimated $31.6 million in termination payments, ***more than six (6.6) times his 2022 base salary plus short-term bonus.*** These payments are in addition to compensation earned prior to termination, including pension plans, deferred compensation plans, and executive life insurance benefits, which pay out millions more.

A decade ago, a 59% shareholder vote approved a policy requiring shareholder approval for severance with a "cash value" in excess of 2.99 times salary plus target short-term bonus. ***But Verizon's current policy has a huge loophole:*** The policy excludes the value of the accelerated vesting of unearned performance shares (PSUs) and of restricted stock (RSUs), including accrued dividends, from the calculation of total cost that triggers the need for shareholder ratification.

If a senior executive terminates after a change in control, "all then-unvested PSUs will vest at target level performance," as do all unvested RSUs (2023 Proxy, page 53). Had the executive not terminated, the PSUs would not vest or pay out until the end of the performance period – as long as 3 years later – and could be worthless if financial performance fell short of thresholds set by the Board. And because PSUs and RSUs are by far the largest component of compensation, **this loophole excludes the majority of severance payouts from the 2.99 times salary plus bonus threshold that triggers the need for shareholder approval.**

Another example is former CEO Lowell McAdam, who received an estimated $27 million in separation payments due to his retirement at year-end 2018, ***nearly five times his 2018 base salary plus short-term bonus.*** These payments represent the estimated value of performance-based equity grants that cover periods that ended Dec. 31, 2020 – two years after his departure (2019 Proxy p. 66).

**Item 7: Vote FOR Amending the Senior Executive Compensation Clawback Policy**

Years ago, Verizon's Board adopted a policy that authorized the company to "cancel certain incentive payments received by an executive who has engaged in financial misconduct" (2016 Proxy, page 46). After our Association's Chairman at the time, Jack Cohen, submitted a shareholder proposal to strengthen that Clawback Policy, Verizon revised the policy to limit recoveries to executives who engage in "willful misconduct . . . that results in significant reputational or financial harm to Verizon."

I introduced this current proposal because a Clawback Policy limited to "willful misconduct," and which does not require disclosure to shareholders, is too narrow and possibly toothless. And although incentive compensation may be clawed back due to "gross negligence," this is limited to financial harm so large it results in a "material restatement" of financial results.

Verizon's record underscores the need for a stronger policy. For example, in 2020 the Federal Communications Commission proposed a $48.3 million fine against Verizon for selling customer location data without consent. The case is pending. In 2015 Verizon paid $90 million to settle a FCC investigation alleging "cramming," which is the unauthorized placement of third-party charges on mobile phone bills.

We are concerned that a "willful misconduct" standard is too vague and will not address situations like this where a senior executive turns a blind eye or fails to exercise oversight responsibilities that result in significant damage to the Company.

Wells Fargo is a prime example: The bank agreed to pay $185 million to resolve claims of fraudulent sales practices that went on for years until press reports and Congressional hearings led the bank's board to claw back $136 million in compensation from two top executives.

When Jack Cohen first introduced the proposal, A *New York Times* business section column agreed that "Verizon's policy should also cover wrongdoing that arose because of negligence or a supervisory failure." (*Want Change? Shareholders Have a Tool for That*, by Gretchen Morgenson, March 24, 2017).

Harry Truman's motto was "the buck stops here." Accountability influences behavior. A strong Clawback Policy will deter senior executives from taking undue risks to boost short-term profitability.

We also urge you to use your "say on pay" to **vote AGAINST Item 2: "Advisory Vote to Approve Executive Compensation."** A No Vote will send a message that requiring shareholder approval of golden parachute payouts and amending the Senior Executive Clawback Policy are reforms needed to better align executive pay with shareholder interests.

**Please Vote Your Proxy Card FOR Item 7 and FOR Item 8.**

Sincerely yours,

Thomas Steed
Chairman